AFS Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2017

**AFS SECURITIES, LLC**
**TABLE OF CONTENTS**
December 31, 2016

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 69483 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017
MM/DD/YY                                            MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AFS Securities, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

404 Wyman Street, Suite 100

(No. and Street)

Waltham                          MA                          02451
(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven C Bender                                            646.290.7248
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Breard & Associates, Inc.**

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170 Northridge          CA          91324
(Address)                          (City)                          (State)          (Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)          Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, __Dan Johnson_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AFS Securities, LLC_____, as of __December 31_____, 20_17____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of _Massachusetts_
County of _Middlesex_
Subscribed and sworn to (or affirmed) before me on this _26_ day of _February, 2018_ by _Dan Johnson_____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

_____
Signature

_CEO; CCO_
Title

_____
Notary Public

**MEGAN ROSCHEN**
Notary Public
Commonwealth of Massachusetts
My Commission Expires
June 10, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owner of AFS Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AFS Securities, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Supplemental Information

The information contained in Schedules I, II, III and IV "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2014.
New York, New York
February 26, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

LOS ANGELES  CHICAGO  NEW YORK  OAKLAND  SEATTLE                    *WE FOCUS & CARE*™

**AFS SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2017**

### ASSETS

**Current assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 56,789 |
| Accounts receivable, net | | 2,904 |
| Prepaid expenses and other assets | | 13,135 |
| **Total current assets** | | **72,828** |
| | | |
| **TOTAL ASSETS** | $ | **72,828** |

### LIABILITIES AND MEMBER'S EQUITY

**Current liabilities**

| | | |
|---|---|---|
| Accounts payable and accrued expenses | $ | 15,938 |
| | | |
| **Total current liabilities** | | **15,938** |
| | | |
| **Member's equity** | | **56,890** |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ | **72,828** |

**AFS SECURITIES, LLC**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

**Revenue**

| | | |
|---|---|---:|
| Underwriting income | $ | 270,760 |
| | | 270,760 |

**Expenses**

| | |
|---|---:|
| Commissions paid to Broker/Dealers | 17,642 |
| Professional fees | 43,700 |
| Rent | 15,306 |
| Regulatory | 15,551 |
| Insurance | 21,350 |
| Technology and Communications | 3,798 |
| Other operating expenses | 3,855 |
| | 121,202 |

| | | |
|---|---|---:|
| **Net Income** | $ | **149,558** |

**AFS SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

|  | Member's Equity |
|---|---|
| **Balance at January 1, 2017** | $ 267,332 |
| Member distributions | (360,000) |
| Net Income | 149,558 |
| Capital Contributions | - |
| **Balance at December 31, 2017** | $ 56,890 |

**AFS SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net Income | $ | 149,558 |
| Adjustments to reconcile net income to net cash | | |
| flows used in operating activites: | | |
| | | |
| (Increase) decrease in operating assets: | | |
| Accounts receivable, net | | 141,656 |
| Accrued Revenue | | 14,491 |
| Prepaid expenses and other assets | | 307 |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable and accrued expenses | | (47,901) |
| Total adjustments | | 108,553 |
| **Net cash provided by operating activities** | | 258,111 |
| | | |
| **Cash flows from financing activities:** | | |
| Member contributions | | - |
| Member withdrawals | | (360,000) |
| **Net cash used in financing activities** | | (360,000) |
| | | |
| **Net decrease in cash and cash equivalents** | | (101,889) |
| | | |
| **Cash and cash equivalents, January 1, 2017** | | 158,678 |
| | | |
| **Cash and cash equivalents, end of year** | $ | 56,789 |
| | | |
| **Supplemental disclosures of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest expense | $ | - |
| Income taxes | $ | - |

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

AFS Securities, LLC (the "Company") was organized in the Commonwealth of Massachusetts on April 2, 2014. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on February 6, 2015.

The Company is a wholly owned subsidiary of American Financial Systems, Inc. ("Parent").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including earning commissions on variable COLI life insurance placed with institutional customers.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

## Note 2: INCOME TAXES

The Company, with the consent of its Member, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is considered a Disregarded Entity, therefore in lieu of business income taxes, the Member are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2017, the IRS has not proposed any adjustment to the Company's tax position.

## Note 3: RELATED PARTY TRANSACTIONS

The Company and Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the period ended December 31, 2017, these expenses amounted to $19,743 which the Company has paid to the Parent.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 4: COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2017, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

## Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2017 or during the year then ended.

## Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2017, the Company had net capital of $40,851 which was $35,851 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($15,938) to net capital was 0.39 to 1, which is less than the 15 to 1 maximum allowed.

## Note 7: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 8: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2017. Based upon this review, the Company has implemented the pronouncements that require adoption (if any) and disclosed them in an appropriate footnote. They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**AFS SECURITIES, LLC**
**SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS**
**AND DEALERS UNDER SEC RULE 15c3-1**
**FOR THE YEAR ENDED ECEMBER 31, 2017**

| | | | |
|---|---|---|---|
| Total member's equity | | $ | 56,890 |
| | | | |
| Non-allowable assets, deductions and charges: | | | |
| Accounts receivable, net | 2,904 | | |
| Prepaid expenses | 13,135 | | |
| Total non-allowable assets, deductions and charges | | | 16,039 |
| | | | |
| Net capital | | $ | 40,851 |

**Computation of basic net capital requirements**

| | | |
|---|---|---|
| Minimum net capital required (6 2/3% of aggregate indebtedness of $15,938) | $ | 1,063 |
| | | |
| Minimum dollar net capital requirement | | 5,000 |
| | | |
| Minimum capital required | | 5,000 |
| | | |
| Excess net capital | $ | 35,851 |
| | | |
| Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness) | $ | 34,851 |

**Computation of aggregate indebtedness**

| | | |
|---|---|---|
| Total aggregate indebtedness in the statement of financial condition | $ | 15,938 |
| | | |
| Percentage of aggregate indebtedness to net capital | | 39% |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.39 to 1 |

**AFS SECURITIES, LLC**
**SCHEDULE II - RECONCILIATION OF NET CAPITAL PER FOCUS REPORT**
 **WITH AUDIT REPORT**
**FOR THE YEAR ENDED DECEMBER 31, 2017**

Net capital, as reported in Company's Part IIA unaudited Focus Report        $        40,851

Net capital, per report pursuant to Rule 17a - 5(d)        $        40,851

Reconciliation With The Company's Computations:

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2017, filed on January 25, 2018.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

AFS Securities, LLC

Report Pursuant to Rule 17 C.F.R § 15c3-3(k)

Report on Exemption Provisions

For the Year Ended December 31, 2017

## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) AFS Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which AFS Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) AFS Securities, LLC stated that AFS Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2017, without exception. AFS Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about AFS Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2018

## Assertions Regarding Exemption Provisions

We, as members of management of AFS Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the follow assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2017.

**AFS Securities, LLC**

By:



Daniel Johnson, CEO

2/26/2018

Date